------------------------------
                                                           OMB  APPROVAL
                                                  ------------------------------
                                                  OMB  Number
                                                  Expires:
                                                  Estimated  average  burden
                                                  hours  per  response  0.5
                                                  ------------------------------


                      SECURITIES  AND  EXCHANGE  COMMISSION
                            Washington,  D.C.  20549

                                 SCHEDULE  13D
                                (Rule  13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE  13d-2(a)

                         (Amendment  No.            )(1)


                                youticket.com, inc.
--------------------------------------------------------------------------------
                                (Name  of  Issuer)


                          Common  Stock,  par  value  $0.0001
--------------------------------------------------------------------------------
                         (Title  of  Class  of  Securities)


                                    987823101
--------------------------------------------------------------------------------
                                 (CUSIP  Number)


                             Brian A. Lebrecht, Esq.
                             Cutler  Law  Group
                             610  Newport  Center  Drive,  Suite  800
                             Newport  Beach,  CA  92660
                             (949)  719-1977
--------------------------------------------------------------------------------
                 (Name,  Address  and  Telephone  Number  of  Person
               Authorized  to  Receive  Notices  and  Communications)


                                October 30, 2000
--------------------------------------------------------------------------------
             (Date  of  Event  which  Requires  Filing  of  This  Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(SC13D-07/98)


                         (Continued  on  following  pages)
                              (Page  1  of  5  Pages)

CUSIP  No.  987823101                   13D                  Page  2 of 5 Pages

________________________________________________________________________________
1    NAME  OF  REPORTING  PERSONS
     I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS  (ENTITIES  ONLY)


   Donald A. Mitchell
_______________________________________________________________________________
2    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC  USE  ONLY


________________________________________________________________________________
4    SOURCE  OF  FUNDS*


   OO - Services performed for the Company
________________________________________________________________________________
5    CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS  REQUIRED
     PURSUANT  TO  ITEMS  2(d)  OR  2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION


   United  States  Citizen
________________________________________________________________________________
7    SOLE  VOTING  POWER

   2,000,000
_____________________________________________________________
8    SHARED  VOTING  POWER


_________________________________________________________________
9    SOLE  DISPOSITIVE  POWER

   2,000,000
________________________________________________________________
10   SHARED  DISPOSITIVE  POWER


________________________________________________________________________________
11   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON


   2,000,000
________________________________________________________________________________
12   CHECK  BOX  IF  THE  AGGREGATE  AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)


   8.4%
________________________________________________________________________________
14   TYPE  OF  REPORTING  PERSON*


   IN
________________________________________________________________________________
                     *SEE  INSTRUCTIONS  BEFORE  FILLING  OUT!

CUSIP  No.   987823101                   13D                Page  3 of 5 Pages

________________________________________________________________________________
1    NAME  OF  REPORTING  PERSONS
     I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS  (ENTITIES  ONLY)

   International Investment Banking, Inc.
_______________________________________________________________________________
2    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC  USE  ONLY


________________________________________________________________________________
4    SOURCE  OF  FUNDS*


   OO - Services performed for the Company
________________________________________________________________________________
5    CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS  REQUIRED
     PURSUANT  TO  ITEMS  2(d)  OR  2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION


   United  States  Citizen
________________________________________________________________________________
7    SOLE  VOTING  POWER

   4,000,000
_____________________________________________________________
8    SHARED  VOTING  POWER


_________________________________________________________________
9    SOLE  DISPOSITIVE  POWER

   4,000,000
________________________________________________________________
10   SHARED  DISPOSITIVE  POWER


________________________________________________________________________________
11   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON


   4,000,000
________________________________________________________________________________
12   CHECK  BOX  IF  THE  AGGREGATE  AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)


   16.8%
________________________________________________________________________________
14   TYPE  OF  REPORTING  PERSON*


   CO
________________________________________________________________________________
                     *SEE  INSTRUCTIONS  BEFORE  FILLING  OUT!

CUSIP  No.   987823101                   13D                Page  4 of 5 Pages

________________________________________________________________________________
Item  1.  Security  and  Issuer.


Common Stock, par value $0.0001, of youticket.com, inc., a Nevada corporation, whose principal executive offices are located at 4420 S. Arville, Suites 13 & 14, Las Vegas, Nevada 89103.

________________________________________________________________________________
Item  2.  Identity  and  Background.

     (a)  Name:                  This statement is filed on behalf of Donald A.
                                 Mitchell, an individual ("Mitchell") and
                                 International Investment Banking, Inc., a
                                 Florida corporation ("IIBI").  Mitchell and
                                 IIBI are collectively referred to as the "Reporting Persons."

     (b)  Business  Address:     The address of the Reporting Persons is
                                 2101 West State Road 434, Suite 221,
                                 Longwood, Florida  32779.

     (c)  Principal  Occupation: IIBI renders professional advice to the
                                 Company, and Mr. Mitchell is the
                                 Chairman-Elect of the Company.

     (d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding.

     (e) During the last 5 years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such law.

     (f)  Citizenship:  United  States

________________________________________________________________________________
Item  3.  Source  and  Amount  of  Funds  or  Other  Consideration.

   IIBI acquired the shares reported hereon in exchange for professional advisory services rendered to the Company. Mitchell acquired the shares reported hereon for personal services rendered to the Company as a consultant and for agreeing to serve as its Chairman of the Board.

________________________________________________________________________________
Item  4.  Purpose  of  Transaction.

   See Item 3. In conjunction with the Company's contract with IIBI, the Company's Board of Directors has been increased from two members to five members. IIBI has been given the authority, upon completion and compliance with applicable securities laws, to name the three new members to the Board of Directors. Mr. Mitchell is one the individuals identified as a new Board member.

   None of the Reporting Persons has any agreement with any other person to acquire or dispose of any common stock at this time.

________________________________________________________________________________
Item  5.  Interest  in  Securities  of  the  Issuer.


   Of the 23,747,272 shares of common stock of youticket.com, inc. issued and outstanding, Mitchell and IIBI have dispositive and voting power over 2,000,000 and 4,000,000, representing 8.4% and 16.8% of the issued and outstanding common stock, respectively.

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.


   None.
________________________________________________________________________________
Item  7.  Material  to  be  Filed  as  Exhibits.


   10.1 Joint Filing Agreement dated December 14, 2000 between Donald A. Mitchell and International Investment Banking, Inc.

   10.2 Investment Banking Engagement Agreement dated October 30, 2000 between International Investment Banking, Inc. and youticket.com, inc.

   10.3 Consulting Agreement dated October 30, 2000 between Donald A. Mitchell and youticket.com, inc.
________________________________________________________________________________

CUSIP  No.   987823101                   13D                Page  5 of 5 Pages


                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 14, 2000                 /s/   Donald A. Mitchell
                                          -------------------------------------
                                          Donald A. Mitchell, an individual


                                          International Investment Banking, Inc.


                                          /s/  Donald A. Mitchell
                                          -------------------------------------
                                          By:    Donald A. Mitchell
                                          Its:   President


Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).